UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):
☐ Form 10-K   ☐  Form 20-F   ☐ Form 11-K     ☒ Form 10-Q   ☐  Form 10-D   ☐  Form N-SAR   ☐  Form N-CSR

For Period Ended:    January 3, 2010

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
☐	For the Transition Period Ended: ________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Benihana Inc.

Full Name of Registrant

Former Name if Applicable

8685 Northwest 53rd Terrace

Address of Principal Executive Office (Street and Number)

Miami, Florida, 33166

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has substantially completed the preparation of its fiscal 2010 third quarter condensed consolidated financial statements. The Company reviews goodwill annually for impairment during the third quarter, or more frequently if indicators of impairment exist. With respect to the three periods ended January 3, 2010, the Company is in the process of compiling, analyzing and concluding on information to determine whether goodwill allocated to the Company’s reporting units may be materially impaired. The Company could not complete the filing of its Quarterly Report on Form 10-Q (the “Form 10-Q”) due to delay in making such determination. Therefore, the Company will not be able, without unreasonable effort or expense, to file its Form 10-Q for the fiscal quarter ended January 3, 2010, on February 17, 2010. The Company expects to file its Form 10-Q within the 5-day extension period afforded by Rule 12b-25.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard C. Stockinger	(305)	593-0770
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reviews goodwill annually for impairment during the third quarter, or more frequently if indicators of impairment exist. With respect to the three periods ended January 3, 2010, the Company is in the process of compiling, analyzing and concluding on information with respect to goodwill allocated to its Benihana teppanyaki and Haru reporting units. All of the RA Sushi reporting units’ goodwill was impaired in the third quarter of fiscal year 2009.

The first step of the goodwill impairment analysis involves a comparison of each reporting unit’s fair value with its carrying value. The second step involves an analysis reflecting the allocation of the fair value determined in the first step (as if it was the purchase price in a business combination). The Company is in the process of finalizing the first step of the goodwill impairment test; however, based on the Company’s initial assessment using a range of estimated fair values, it appears that the carrying value of goodwill may be impaired. Accordingly, the Company anticipates recording an estimated non-cash goodwill impairment charge of approximately $11.0 million to $18.0 million for the three periods ended January 3, 2010.

Benihana Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 17, 2010	By:	/s/ Richard C. Stockinger
Richard C. Stockinger
Chief Executive Officer